Exhibit 99.1

CI Financial Reports Record Financial Results for the Fourth Quarter of 2021

  Basic EPS of $0.63 or record adjusted EPS1 of $0.87
  EBITDA per share of $1.21 or record adjusted EBITDA1 per share of $1.41
  Record total assets of $384.1 billion, a year-over-year increase of 65.9%
  Record asset gathering of $6.6 billion in net flows across wealth and asset management in 2021
  Completed eight RIA acquisitions with combined assets of $43.3 billion
  Made strategic investments in two alternative asset managers, Columbia Pacific Advisors and GLAS Funds
  U.S. wealth management surpassed $100 billion in assets to become CI’s largest business with $151.3 billion in assets, up from zero two years ago
  Paid quarterly dividend of $0.18 a share, totalling $35.6 million
  Following quarter-end, CI agreed to acquire $2.2-billion Northwood Family Office, Canada’s leading multi-family office, and Corient Capital Partners, a fast-growing California RIA with $6.4 billion in assets

All financial amounts in Canadian dollars as at December 31, 2021, unless stated otherwise. Financial amounts for the quarters and year ended 2021 are unaudited.

TORONTO--(BUSINESS WIRE)--February 22, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today released record financial results for the quarter ended December 31, 2021.

“2021 was the most successful year in the history of CI in terms of financial performance and asset gathering,” said Kurt MacAlpine, CI Chief Executive Officer. “These outstanding results stem from the tremendous progress we have made in executing on our strategy and the successful transformation of the company. During the year, we added $6.6 billion of new client assets, excluding market moves and M&A. This was the result of robust growth in wealth management and our best asset management flows in six years.

“In the U.S., we significantly expanded our wealth management business by completing the acquisitions of eight registered investment advisors and taking minority stakes in two alternative asset managers in the fourth quarter alone,” Mr. MacAlpine said. “At $151 billion in assets, U.S. wealth management is now our largest business line.

“In Canada, our wealth management platform posted year-over-year asset growth of 20%, reaching $80.6 billion, while AUM in our asset management segment grew by more than 11% due to strong investment performance and positive net sales. The significant turnaround in net sales stems from actions taken to modernize our asset management business, including integrating our boutique investment teams into a single global platform and introducing a broad range of innovative investment solutions.”

Operating and financial data highlights

(in billions)	For the Three Months Ended					For the Year Ended
	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Core assets under management*	144.2	139.4	138.2	132.6	129.6	144.2	129.6
U.S. assets under management	7.9	7.2	6.6	5.9	5.5	7.9	5.5
Total assets under management	152.1	146.6	144.8	138.5	135.1	152.1	135.1
Core average assets under management*	143.0	141.1	135.9	131.6	126.2	137.9	124.1
Total average assets under management	150.5	148.0	141.9	137.1	131.2	144.4	126.9

Canadian wealth management	80.6	76.9	75.5	71.1	67.3	80.6	67.3
U.S. wealth management	151.3	97.0	83.8	31.0	29.2	151.3	29.2
Total wealth management assets	232.0	173.8	159.3	102.1	96.5	232.0	96.5

Total assets	384.1	320.4	304.0	240.6	231.5	384.1	231.5

Total asset management net flows	--	0.8	0.4	(0.9)	(2.1)	0.3	(8.8)

* Core assets represent Canada and Australia

(in millions, except per share amounts)	For the Three Months Ended					For the Year Ended
(2021 amounts unaudited)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	(unaudited)					(unaudited)
Net income	123.7	43.8	117.6	124.2	105.0	409.3	476.0
Basic earnings per share	0.63	0.22	0.58	0.60	0.50	2.03	2.22
Diluted earnings per share	0.62	0.22	0.57	0.59	0.50	2.02	2.21
EBITDA	237.3	141.3	212.6	203.5	174.2	794.7	752.4
EBITDA per share	1.21	0.71	1.05	0.98	0.83	3.94	3.51
Cash flow from operating activities	163.7	182.5	130.1	189.7	77.3	665.9	542.0

Adjusted net income[1]	171.0	159.2	153.0	151.6	148.7	634.8	528.7
Adjusted basic earnings per share[1]	0.87	0.80	0.75	0.73	0.71	3.15	2.47
Adjusted EBITDA[1]	277.2	258.1	242.3	236.3	226.0	1,013.9	807.0
Adjusted EBITDA per share[1]	1.41	1.30	1.19	1.14	1.08	5.03	$3.77
Free cash flow[1]	187.1	180.9	164.1	155.6	145.6	687.7	563.8

Share repurchases	20.4	99.1	132.0	112.7	29.8	364.3	257.9
Dividends paid per share	0.18	0.18	0.18	0.18	0.18	0.72	0.72

Average basic shares outstanding	196.8	199.3	203.0	207.5	209.3	201.6	214.1
Average diluted shares outstanding	198.4	202.3	205.5	209.3	211.1	202.5	215.6

Long term debt (including current portion)	3,776	3,408	3,350	2,201	2,456	3,776	2,456
Net debt[1]	3,453	2,655	2,461	1,856	1,872	3,453	1,872
Net debt to adjusted EBITDA[1]	3.14	2.59	2.53	1.94	2.08	3.14	2.08

1. Free cash flow, net debt, adjusted net income, adjusted earnings per share and adjusted EBITDA are not standardized earnings measures prescribed by IFRS. For further information, see “Non-IFRS Measures” note below.

Financial highlights

Total fourth quarter revenues grew by 15.3% as compared to the third quarter. Excluding foreign currency exchange gains and losses and a gain on an investment during the fourth quarter, total revenue grew 6.8%, primarily driven by seasonal performance fees and distributions related to seed capital investments in certain funds, higher average core assets under management, as well as by recent acquisitions and higher client asset balances.

Total expenses in the fourth quarter decreased slightly from the third quarter. Excluding adjustments related to changes in fair value for contingent consideration and amortization of intangible assets related to our acquisitions, legal and restructuring charges, and contingent consideration recorded as compensation, total expenses increased 3.5% primarily due to year-end incentive compensation adjustments and higher marketing and branding costs.

Net income grew to $123.7 million in the fourth quarter from $43.8 million in the third quarter. Excluding the adjustments noted above, fourth quarter net income was $171.0 million, which increased 7.4% from $159.2 million in the third quarter.

For the full year, revenues grew 33% to $2.7 billion, reflecting the impact of acquisitions, favorable market conditions and positive organic growth across the franchise. For the full year, expenses grew 52% to $2.1 billion, reflecting the impact of acquisitions as well as higher variable costs associated with higher asset levels. Net income was $412.4 million in 2021 as compared to $475.5 million in 2020. Adjusted net income (see non-IFRS measures) increased to $634.8 million from $528.7 million, primarily due to the impact of acquisitions and favorable market conditions.

Capital allocation

In the fourth quarter of 2021, CI repurchased 0.8 million shares at a cost of $20.9 million, for an average cost of $26.21 per share, and paid $35.6 million in dividends at a rate of $0.18 per share.

The Board of Directors declared a quarterly dividend of $0.18 per share, payable on July 15, 2022 to shareholders of record on June 30, 2022. The annual dividend rate of $0.72 per share represented a yield of 3.3% on CI’s closing share price of $21.80 on February 18, 2022.

Fourth quarter business highlights

  CI completed the acquisitions of eight registered investment advisors with combined assets of approximately $43.3 billion. They are all high-quality firms focused on high-net-worth and ultra-high-net-worth clients and include:
    Budros, Ruhlin & Roe, Inc., a Columbus, Ohio-based RIA managing $4.4 billion in assets.
    CPWM, LLC (doing business as Columbia Pacific Wealth Management), which manages $8.6 billion from its headquarters in Seattle and an office in San Francisco.
    Gofen and Glossberg, LLC, a Chicago-based RIA with $9.7 billion in assets and a history dating back to 1932.
    Matrix Capital Advisors, LLC, of Chicago, which oversees $0.9 billion in assets.
    McCutchen Group LLC, a Seattle-based multi-family office managing $4.7 billion.
    Odyssey Wealth Management, LLC, an RIA with $0.3 billion in assets acquired by CI affiliate RGT Wealth Advisors, LLC of Dallas.
    RegentAtlantic Capital, LLC, a $9.1-billion RIA based in Morristown, N.J. with an office in New York City.
    R.H. Bluestein& Co., which manages $5.6 billion from offices in Birmingham, Michigan and New YorkCity.
  CI acquired minority stakes in two alternative investment firms:
    Columbia Pacific Advisors, LLC of Seattle, which manages approximately $4.8 billion in assets across a broad selection of institutional-caliber alternative strategies.
    GLAS Funds, LLC of Cleveland, a leading tech-enabled platform providing investors with secure and streamlined digital access to alternative investments. It has $1.6 billion in combined assets under management and assets under contract.
  CI Global Asset Management (“CI GAM”) investment funds received extensive industry recognition for investment excellence. CI GAM received 13 Refinitiv Canada Lipper Fund Awards and 38 FundGrade A+® Awards. The FundGrade A+ winners included 16 mutual funds and exchange-traded funds and 22 segregated funds managed by the firm. The Lipper and FundGrade A+ awards were announced in November and January, respectively.

Following quarter-end:

  Effective January 1, CI established CI Private Wealth US, LLC (“CIPW”) to hold CI’s interests in its U.S. RIAs. CIPW is structured as a partnership in which CI is majority owner and certain employees of CIPW and its affiliates hold shares in the firm. This unique model aligns the interests of all partners and incentivizes them to collaborate, realize synergies, and drive the profitable growth of the firm as a whole.
  CI agreed to acquire Corient Capital Partners, LLC, a Newport Beach, California-based RIA overseeing approximately $6.3 billion on behalf of ultra-high-net-worth individuals and families across the United States.
  CI agreed to acquire Toronto-based Northwood Family Office Ltd., Canada’s leading multi-family office. It manages and co-ordinates the integrated financial, investment and personal affairs of wealthy Canadian and global families and oversees approximately $2.2 billion of investment assets.
  CI continued to build on its leadership position in digital assets in Canada with the acquisition of a minority stake in Newton Crypto Ltd., a crypto asset trading platform, and the launch of the CI Galaxy Multi-Crypto ETF (TSX: CMCX).

Analysts’ conference call

CI will hold a conference call with analysts today at 10:00 a.m. EST, led by Mr. MacAlpine and Chief Financial Officer Amit Muni. A live webcast of the call and slide presentation can be accessed here, or through the Investor Relations section of CI’s website. Alternatively, investors may listen to the discussion through the following numbers (access code: 652352):

  Canada toll-free: 1-833-950-0062
  United States: 1-844-200-6205
  United States (New York local): 1-646-904-5544.

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, BRR OpCo, LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, CPWM, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

Commissions, trailing commissions, management fees and expenses all may be associated with an investment in mutual funds and exchange-traded funds (ETFs). Please read the prospectus before investing. Important information about mutual funds and ETFs is contained in their respective prospectus. Mutual funds and ETFs are not guaranteed; their values change frequently, and past performance may not be repeated. You will usually pay brokerage fees to your dealer if you purchase or sell units of an ETF on recognized Canadian exchanges. If the units are purchased or sold on these Canadian exchanges, investors may pay more than the current net asset value when buying units of the ETF and may receive less than the current net asset value when selling them.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that announced acquisitions will be completed, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

This communication is provided as a general source of information and should not be considered personal, legal, accounting, tax or investment advice, or construed as an endorsement or recommendation of any entity or security discussed. Individuals should seek the advice of professionals, as appropriate, regarding any particular investment. Investors should consult their professional advisors prior to implementing any changes to their investment strategies.

CI Global Asset Management is a registered business name of CI Investments Inc.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper.

FundGrade A+® is used with permission from Fundata Canada Inc., all rights reserved. The annual FundGrade A+® Awards are presented by Fundata Canada Inc. to recognize the “best of the best” among Canadian investment funds. The FundGrade A+® calculation is supplemental to the monthly FundGrade ratings and is calculated at the end of each calendar year. The FundGrade rating system evaluates funds based on their risk-adjusted performance, measured by Sharpe Ratio, Sortino Ratio, and Information Ratio. For more information, see www.FundGradeAwards.com. Although Fundata makes every effort to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Fundata.

CI Financial Corp.
Consolidated Statement of Operations
(in millions, except per share amounts)
(unaudited)

	For the Three Months Ended					For the Year Ended
	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	(unaudited)					(unaudited)
Management Fees	464.9	460.9	441.1	425.1	415.9	1,792.1	1,635.8
Administration Fees	258.5	243.0	193.7	167.5	125.6	862.6	364.4
Other Revenues	39.5	(42.6)	27.6	47.8	26.8	72.3	52.6
Total Revenues	762.9	661.3	662.4	640.4	568.3	2,727.0	2,052.8

SG&A	203.9	192.5	165.6	140.2	116.7	702.3	449.4
Trailer Fees	142.5	142.0	136.4	130.8	129.4	551.7	509.4
Advisor & Dealer Fees	112.8	110.9	99.3	101.5	87.0	424.5	253.4
Deferred Sales Commissions	1.1	1.4	1.3	1.9	1.4	5.7	7.5
Interest and Lease Finance	32.5	31.6	24.2	21.3	17.8	109.7	65.4
Amortization and Depreciation	29.1	26.8	21.4	19.6	13.9	96.8	43.5
Other Expenses	65.9	73.7	47.6	62.9	59.9	250.2	81.3
Total Expenses	587.8	578.9	495.9	478.3	426.1	2,140.9	1,410.0

Income Before Income Taxes	175.1	82.4	166.6	162.1	142.2	586.2	642.7
Income Taxes	51.3	37.0	48.2	37.4	36.6	173.8	167.2
Non-Controlling Interest	-	1.6	0.8	0.6	0.6	3.1	(0.4)
Net Income Attributable to Shareholders	123.7	43.8	117.6	124.2	105.0	409.3	476.0

Earnings Per Share – Basic	$0.63	$0.22	$0.58	$0.60	$0.50	$2.03	$2.22
Earnings Per Share – Diluted	$0.62	$0.22	$0.57	$0.59	$0.50	$2.02	$2.21
Average Common Shares Outstanding - Basic	196.8	199.3	203.0	207.5	209.3	201.6	214.1
Average Common Shares Outstanding - Diluted	198.4	202.3	205.5	209.3	211.1	202.5	215.6

CI Financial Corp.
Consolidated Balance Sheet
(in millions)
(unaudited)

	December 31,
	2021	2020
	(unaudited)
Assets
Cash and short-term investments	230.8	483.6
Client and trust funds on deposit	1,199.9	973.1
Investments	131.8	133.4
Accounts receivable and prepaid expenses	273.0	240.9
Income taxes recoverable	3.6	7.7
Total current assets	1,839.0	1,838.7
Capital assets, net	52.6	47.0
Right-of-use asset	142.6	50.6
Intangibles	6,185.2	4,291.0
Deferred income taxes	56.9	7.8
Other assets	383.2	124.7
Total assets	8,659.6	6,359.8

Liabilities and Shareholders' equity
Accounts payable and accrued liabilities	369.1	315.9
Current portion of provisions and other financial liabilities	572.4	275.7
Dividends payable	71.1	75.3
Client and trust funds payable	1,202.1	961.1
Income taxes payable	19.0	3.2
Current portion of long-term debt	297.5	203.8
Current portion of lease liabilities	20.2	14.9
Total current liabilities	2,551.4	1,849.9
Long-term debt	3,478.5	2,252.3
Deferred income taxes	480.8	470.7
Provisions and other financial liabilities	379.6	107.8
Lease liabilities	153.5	61.3
Total liabilities	7,043.9	4,742.1

Equity
Share capital	1,810.2	1,868.0
Contributed surplus	28.4	22.8
Deficit	(226.7)	(287.6)
Accumulated other comprehensive income	(23.3)	(20.7)
Total equity attributable to the shareholders of the company	1,588.6	1,582.4
Non-controlling interest	27.1	35.3
Total Equity	1,615.6	1,617.7
Total liabilities and equity	8,659.6	6,359.8

CI Financial Corp.
Consolidated Statement of Cash Flows
(in millions)
(unaudited)

	Year ended December 31,
	2021	2020
	(unaudited)
Operating Activities
Net income for the period	412.4	475.5
Add (deduct) items not involving cash:
Realized and unrealized (gain) loss	(20.6)	(6.9)
Fair value change - acquisition liabilities	149.9	-
Contingent consideration recorded as compensation	7.2	-
Equity-based compensation	22.0	10.7
Amortization and depreciation	96.8	43.5
Deferred income taxes	(42.4)	(1.7)
Loss on repurchase of long-term debt	24.9	2.3
Operating cash flow from continuing operations	650.2	523.4
Net change in operating assets and liabilities	15.7	18.6
Cash and cash equivalents provided by (used in) continuing operating activities	665.9	541.9

Investing Activities
Purchase of investments	(5.1)	(17.6)
Proceeds on sale of investments	15.4	23.6
Additions to capital assets	(7.8)	(12.0)
Increase in other assets	(167.4)	(47.6)
Additions to intangibles	(12.4)	(17.1)
Cash paid to settle acquisition liabilities	(290.0)	-
Acquisitions, net of cash acquired	(934.5)	(527.3)
Cash used in investing activities	(1,401.8)	(598.1)

Financing Activities
Repurchase of long-term debt	(50.7)	(56.0)
Repurchase of share capital	(364.3)	(257.9)
Payment of lease liabilities	(16.7)	(12.2)
Net distributions from non-controlling interest	(3.1)	0.8
Repayment of long-term debt	(640.4)	(569.0)
Issuance of long-term debt	1,704.8	1,471.0
Dividends paid	(146.5)	(155.3)
Cash and cash equivalents provided by (used in) financing activities	483.1	421.4
Net increase (decrease) in cash and cash equivalents during the period	(252.8)	365.2
Cash and cash equivalents, beginning of period	483.6	118.4
Cash and cash equivalents, end of period	230.8	483.6

CI Financial Corp.
Segment Results
(in millions)
(unaudited)

Asset Management Segment	For the Three Months Ended					For the Year Ended
(in millions)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	(unaudited)					(unaudited)
Management Fees	469.6	465.6	445.5	429.2	419.6	1810.0	1,650.1
Other Revenues	20.5	(26.4)	8.2	24.7	0.8	26.9	(2.2)
Total Revenues	490.1	439.2	453.7	453.9	420.5	1,836.9	1,647.8

SG&A	95.9	98.2	93.5	89.0	82.5	376.7	325.2
Trailer Fees	151.4	150.9	144.9	139.0	137.2	586.2	538.4
Deferred Sales Commissions	1.2	1.5	1.4	2.0	1.5	6.1	8.0
Amortization and Depreciation	6.1	6.1	6.1	7.2	6.7	25.4	24.7
Other Expenses	26.9	5.9	27.5	30.4	52.7	90.6	69.2
Total Expenses	281.4	262.5	273.3	267.7	280.5	1,085.0	965.5

Income before income taxes and non-segmented items	208.7	176.7	180.4	186.2	140.0	751.9	682.3

Adjustments:
Non-controlling interest	(0.2)	(0.5)	(0.2)	-	(0.4)	(1.0)	(0.9)
Amortization of acquisition related intangibles	0.6	0.6	0.6	0.5	0.5	2.3	2.0
FX (gains) and losses	1.4	19.0	(1.2)	(8.2)	13.0	11.0	8.4
Change in fair value of contingent consideration	14.2	1.9	10.0	-	-	26.2	-
Write-down/(write-up) on investments	(16.8)	-	-	-	1.8	(16.8)	1.8
Legal and restructuring charges	10.4	0.4	14.6	0.1	47.5	25.6	54.6
Bond redemption costs	-	-	0.2	24.7	1.9	24.9	1.9
Gain on equity investment	-	-	(1.4)	-	-	(1.4)	-
Adjusted income before income taxes and non- segmented items	218.3	198.1	203.1	203.3	204.2	822.8	750.1

Wealth Management Segment	For the Three Months Ended					For the Year Ended
(in millions)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	(unaudited)					(unaudited)
Administration Fees	308.0	292.2	240.3	212.3	167.9	1,052.8	530.1
Other Revenues	19.0	(16.2)	19.4	23.1	26.0	45.3	54.8
Total Revenues	327.0	276.0	259.7	235.4	194.0	1,098.2	584.9

SG&A	112.8	99.1	76.7	55.4	38.0	344.0	138.8
Advisor and dealer fees	153.1	151.0	137.3	137.8	121.4	579.2	389.3
Amortization and Depreciation	23.0	20.7	15.3	12.4	7.2	71.4	18.8
Other Expenses	39.0	67.9	20.1	32.5	7.3	159.5	12.2
Total Expenses	328.1	338.6	249.4	238.2	173.9	1,154.2	559.0

Income (loss) before income taxes and non- segmented items	(1.1)	(62.6)	10.3	(2.8)	20.1	(56.0)	25.9

Adjustments:
Non-controlling interest	(0.9)	(1.5)	(0.5)	(0.7)	(0.4)	(3.6)	(0.1)
Amortization of acquisition related intangibles	18.1	16.2	11.4	9.4	4.6	55.1	9.9
FX (gains) and losses	(4.5)	31.2	(7.0)	(12.0)	(15.2)	7.8	(15.8)
Change in fair value of contingent consideration	29.7	59.5	12.4	22.2	-	123.7	-
Write-down/(write-up) on investments	-	-	-	7.1	-	7.1	-
Legal and restructuring charges	3.2	3.5	2.9	0.7	4.6	10.3	6.0
Bond redemption costs	-	-	-	-	-	-	-
Contingent consideration recorded as compensation	2.1	4.2	0.9	-	-	7.2	-
Adjusted income before income taxes and non- segmented items	46.6	50.4	30.6	24.0	13.7	151.6	25.9

Assets Under Management	For the Three Months Ended					For the Year Ended
(in billions)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Assets under management, beginning	146.6	144.8	138.5	135.1	128.3	135.1	131.7
Gross sales	5.8	5.7	6.8	6.2	4.9	24.5	18.3
Redemptions	5.9	4.9	6.4	7.0	7.0	24.2	27.1
Net sales	--	0.8	0.4	(0.9)	(2.1)	0.3	(8.8)
Acquisitions (divestitures)			0.2			0.2	5.0
Fund performance	5.5	1.0	5.7	4.3	8.9	16.5	7.1
Assets under management, ending	152.1	146.6	144.8	138.5	135.1	152.1	135.1
Average assets under management	150.5	148.0	141.9	137.1	131.2	144.4	126.9

Core assets under management, ending	144.2	139.4	138.2	132.6	129.6	144.2	129.6
Core average assets under management	143.0	141.1	135.9	131.6	126.2	137.9	124.1

Asset Management Sales	Quarter ended December 31, 2021			Quarter ended December 31, 2020
(In millions)	Gross Sales	Redemptions	Net Sales	Gross Sales	Redemptions	Net Sales
Canadian Business
Retail	4,562	4,420	142	3,722	4,976	(1,255)
Institutional	385	716	(331)	302	1,226	(925)
	4,947	5,136	(189)	4,023	6,203	(2,180)
Australian Business
Retail	175	86	90	276	116	160
Institutional	27	35	(8)	124	320	(197)
	203	121	82	400	436	(36)
U.S.	656	396	260	428	126	301
Closed Business	7	202	(195)	12	237	(226)
Total	5,813	5,855	(42)	4,863	7,003	(2,140)

Non-IFRS Measures

In an effort to provide additional information regarding our results as determined by IFRS, we also disclose certain non-IFRS information which we believe provides useful and meaningful information. Our management reviews these non-IFRS financial measurements when evaluating our financial performance and results of operations; therefore, we believe it is useful to provide information with respect to these non-GAAP measurements so as to share this perspective of management. Non-IFRS measurements do not have any standardized meaning, do not replace nor are superior to IFRS financial measurements and may not be comparable to similar measures presented by other companies. The non-IFRS financial measurements contained in this press release include:

  Adjusted net income and adjusted basic earnings per share
  EBITDA, EBITDA per basic share, adjusted EBITDA, and adjusted EBITDA per basic share
  Free cash flow
  Net debt.

Our adjusted net income, adjusted basic earnings per share, adjusted EBITDA, adjusted EBITDA per basic share and free cash flow excludes the following revenues and expenses which we believe allows investors a consistent way to analyze our financial performance:

  gains or losses related to foreign currency fluctuations on our cash balances costs related to our acquisitions including:
    amortization of intangible assets
    change in fair value of contingent consideration
    related advisory fees
    contingent consideration classified as compensation per IFRS restructuring charges
  gains or losses in assets and investments
  costs related to issuing or retiring debt obligations.

Further explanations of these Non-IFRS measures can be found in the “Non-IFRS Measures” section of Management’s Discussion and Analysis dated November 11, 2021 available on SEDAR at www.sedar.com or at www.cifinancial.com.

Adjusted Net Income and EPS	For the Three Months Ended					For the Year Ended
(in millions)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	(unaudited)					(unaudited)
Reported Net Income Before Non-controlling Interest	123.9	45.4	118.4	124.8	105.7	412.5	475.5
Amortization of Acquisition Related Intangibles	18.7	16.8	12.0	9.9	5.2	57.4	12.0
FX (gains) and Losses	(3.1)	50.3	(8.2)	(20.2)	(2.2)	18.8	(7.5)
Change in Fair Value of Acquisition Liabilities	43.9	61.4	22.4	22.2	--	149.9	--
Legal and Restructuring Charges	13.6	3.9	17.5	0.8	52.1	35.9	60.6
Write-down in Assets	(16.8)	--	--	7.1	1.8	(9.7)	1.8
Bond Redemption Costs	--	--	0.2	24.7	1.9	24.9	1.9
Gain on Equity Investment	--	--	(1.4)	--	--	(1.4)	--
Contingent Consideration Recorded as compensation	2.1	4.2	0.9	--	--	7.2	--
Total Adjustments (pre-tax)	58.2	136.6	43.6	44.5	58.8	283.0	68.8
Tax Effect (recovery)	(11.1)	(21.2)	(8.2)	(17.0)	(14.9)	(57.5)	(16.1)
Non-Controlling Interest	--	1.6	0.8	0.7	0.8	3.1	(0.4)
Adjusted Net Income	171.0	159.2	153.0	151.6	148.7	634.8	528.7
Average Common Shares Outstanding - Basic	196.8	199.3	203.0	207.5	209.3	201.6	214.1
Adjusted Earnings Per Share – Basic	0.87	0.80	0.75	0.73	0.71	3.15	2.47

EBITDA	For the Three Months Ended					For the Year Ended
(in millions)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	(unaudited)					(unaudited)
Net Income	123.7	45.4	118.4	124.8	105.7	412.4	475.5
Add:
Interest & lease finance	32.5	31.6	24.2	21.3	17.8	109.6	65.4
Provision for income taxes	51.3	37.0	48.2	37.4	36.6	173.8	167.2
Amortization and depreciation	29.8	27.3	21.8	20.0	14.2	98.8	44.2
EBITDA	237.3	141.3	212.6	203.5	174.2	794.7	752.4
Average Common Shares Outstanding - Basic	196.8	199.3	203.0	207.5	209.3	201.6	214.1
EBITDA per share	1.21	0.71	1.05	0.98	0.83	3.94	3.51

Adjusted EBITDA	For the Three Months Ended					For the Year Ended
(in millions)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	(unaudited)					(unaudited)
EBITDA	237.5	141.3	212.6	203.5	174.2	794.8	752.4
Adjustments:
FX (gains) and losses	(3.1)	50.3	(8.2)	(20.2)	(2.2)	18.8	(7.5)
Change in fair value of acquisition liabilities	43.9	61.4	22.4	22.2	--	149.9	--
Legal & restructuring provision	13.6	3.9	17.5	0.8	52.1	35.9	60.6
Write-downs (gains) in assets and investments	(16.8)	--	(1.4)	7.1	1.8	(11.1)	1.8
Bond redemption costs	--	--	0.2	24.7	1.9	24.9	1.9
Contingent consideration recorded as compensation	2.1	4.2	0.9	--	--	7.2	--
Less: Non-controlling interest	(0.2)	3.0	1.9	1.8	1.8	6.4	2.2
Adjusted EBITDA	277.2	258.1	242.3	236.3	226.0	1,013.9	807.0
Average Common Shares Outstanding - Basic	196.8	199.3	203.0	207.5	209.3	201.6	214.1
Adjusted EBTIDA per share	1.41	1.30	1.19	1.14	1.08	5.03	3.77

Net Debt	For the Three Months Ended
(in millions)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
	(unaudited)
Gross Debt	3,776.0	3,408.4	3,350.2	2,200.9	2,456.1
Less:
Cash and short-term investments	230.8	653.9	801.3	248.4	483.6
Marketable securities	116.9	122.5	121.1	122.0	118.1
Add:
Regulatory capital and non-controlling interest	25.0	23.1	33.4	25.9	18.0
Net debt	3,453.4	2,655.1	2,461.2	1,856.4	1,872.4

Adjusted EBITDA	277.2	258.1	242.3	236.3	226.0
Annualized	1,099.8	1,024.1	971.9	958.3	899.1
Gross leverage (Gross debt/Annualized EBITDA)	3.4x	3.3x	3.4x	2.3x	2.7x
Net leverage (Net debt/Annualized EBITDA)	3.1x	2.6x	2.5x	1.9x	2.1x

Free Cash Flow	For the Three Months Ended					For the Year Ended
(in millions)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	(unaudited)					(unaudited)
Cash provided by operating activities	163.7	182.5	130.1	189.7	77.3	665.9	542.0
Net change in operating assets and liabilities	15.5	(47.3)	28.0	(11.9)	31.7	(15.7)	(18.6)
Operating Cash Flow	179.2	135.3	158.1	177.8	108.9	650.2	523.4
Adjustments:
FX (gains) and losses	(3.1)	50.3	(8.2)	(20.2)	(2.2)	18.8	(7.5)
Legal & restructuring charges	13.6	3.9	17.5	0.8	52.1	35.9	60.6
Write-down (gain) in assets and investments	--	--	--	7.1	1.8	7.1	1.8
Sub-total	10.5	54.2	9.4	(12.3)	51.7	61.8	54.9
Tax effect (recovery) of adjustments	(2.6)	(5.9)	(1.4)	(8.3)	(13.5)	(18.1)	(12.8)
Less: Non-controlling interest	--	2.6	1.9	1.7	1.6	6.2	1.7
Free Cash Flow	187.1	180.9	164.1	155.6	145.6	687.7	563.8

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com